Exhibit 99.2

The following is a form of letter sent to certain persons on May 23, 2016. Bayer

Dear [Sir or Madam],

We are writing to you today to provide some background regarding Bayer’s announcement that it has made an offer to acquire Monsanto Company.

Our mission at Bayer is developing solutions to provide a better life for people across the world (“Science For A Better Life”). We believe the acquisition of Monsanto would be an opportunity to expand upon that mission by enhancing our position as a global innovation-driven Life Science company with leadership positions in core segments. The agricultural industry continues to develop innovative and improved ways to serve and support farmers who face new and unique challenges to produce food on a sustainable basis for a rapidly increasing global population.

The facts are indisputable — by 2050 the world’s population will grow to around 10 billion people and we will need to produce 60 percent more food than we are currently producing to feed them. At the same time, the arable land per capita will decline by 17 percent as a result of land development and climate change. This tremendous strain on food supply requires new thinking and the need to fully leverage the power of innovation on a worldwide scale.

Acquiring Monsanto Company would give us the compelling opportunity to create a leading integrated agriculture business to better serve farmers and consumers. This transaction would bring together leading Seeds & Traits, Crop Protection, Biologics, and Digital Farming platforms. Specifically, the combined business would benefit from Monsanto’s leadership in Seeds & Traits and Bayer’s broad Crop Protection product line across a comprehensive range of indications and crops. The combination would also be truly complementary from a geographic perspective, significantly expanding Bayer’s longstanding presence in the Americas and its position in Europe and Asia/Pacific.

May 23, 2016

Bayer AG

Werner Baumann

Chief Executive Officer

Postal address:

Building W 11

Kaiser-Wilhelm-Allee 1

D-51368 Leverkusen

Germany

Tel.   +49 214 30 47720

Fax   +49 214 30 96 47720

CEO-office@bayer.com

Board of Management:

Werner Baumann, CEO;

Liam Condon

Johannes Dietsch

Hartmut Klusik

Kemal Malik

Erica Mann

Dieter Weinand

Chairman of the

Supervisory Board:

Werner Wenning

Registered Office:

Leverkusen

Local Court of Cologne

HRB 48248

The acquisition would take our combined Research and Development capability to a new level, creating a true innovation powerhouse that can better deliver solutions to the next generation of farmers by supporting their ability to sustainably feed a growing global population. The combined spend in Research and Development in our Crop Science division would amount to 2.5 billion Euros [2015 pro-forma]. The proposed combination of Bayer and Monsanto Company is about growth and bringing new innovative solutions to our customers. Any combination with Monsanto would serve to enhance our commitment to Germany and Europe. Bayer has more than 150 years of history in Europe, and today we have operations across all Member States employing around 55,900 people.

Under the proposed transaction, the combined business would provide attractive opportunities for employees of both companies and have its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and its global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, U.S.

We are fully aware that the industry we operate in is subject to criticism. We acknowledge that critical questions remain about the future of farming. This is why we are committed to an open exchange with all stakeholders, including critical ones. We remain committed to our core values of transparency and open dialogue to help people understand how their food is produced. We believe strongly that this cultural heritage would be an important prerequisite for taking both successful businesses forward. This will continue and is fundamental to our strong relationships throughout the industry and value chain. We remain steadfastly committed to science-based regulation and to maintaining the highest scientific standards during all regulatory processes.

Bayer will continue to be positioned as a leading Life Science company providing innovative and science-based solutions for farmers, doctors and consumers in line with our portfolio which ranges from Pharmaceuticals to Consumer Health to Animal Health and Crop Science.

Today, we’ve made the very first step by announcing an offer to acquire Monsanto Company, a process that may well take some time. We have set up a website - www.advancingtogether.com - to share further updates and information.

We will also reach out to you personally with any major updates on this process and look forward to have an ongoing dialogue with you. If you have immediate questions, please do not hesitate to contact us.

Kind regards,

Werner Baumann,	Liam Condon,
Bayer AG	Bayer AG
Chairman of the Board of Management	President Crop Science Division

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.